                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D


                   Under the Securities Exchange Act of 1934*


                             Alliance Resources PLC
                                (Name of Issuer)

                      Ordinary Shares, of (pound) 0.01 each
                         (Title of Class of Securities)


                                  G80000181445
                                 (CUSIP Number)

                                Robert L. Zorich
                             EnCap Investments L.C.
                           1100 Louisiana, Suite 3150
                              Houston, Texas 77002
                                 (713) 659-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 30, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G80000181445             SCHEDULE 13D


(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            ENERGY CAPITAL INVESTMENT COMPANY PLC
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------

(3)   SEC Use Only
--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         WC (SEE ITEM 3)
--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization    ENERGY CAPITAL INVESTMENT COMPANY
                                              PLC IS A COMPANY FORMED UNDER THE
                                              LAWS OF THE COUNTRY OF ENGLAND
--------------------------------------------------------------------------------

                    (7)      Sole Voting Power                                 0
      Number of     ------------------------------------------------------------
      Shares Bene-
      ficially      (8)      Shared Voting Power                    3,750,000(1)
      Owned by      ------------------------------------------------------------
      Each
      Reporting     (9)      Sole Dispositive Power                            0
      Person With   ------------------------------------------------------------

                    (10)     Shared Dispositive Power               3,750,000(1)
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    3,750,000(2)
--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                  [ ](2)
--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                 7.9%(3)
--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             OO
--------------------------------------------------------------------------------

       (1) Voting and dispositive power is shared among Energy PLC and EnCap Investments (defined in Item 2.)

       (2) Energy PLC disclaims any beneficial ownership of EnCap LP's or EnCap Investment's (defined in Item 2) shares and only claims beneficial ownership of the above-mentioned 3,750,000 shares. Please see Item 5.

       (3) Based on 47,487,142 shares issued and outstanding as of October 30, 1998 as represented by the Issuer to the reporting persons on October 30, 1998.

CUSIP NO. G80000181445
                                   SCHEDULE 13D

(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            ENCAP EQUITY 1996 LIMITED PARTNERSHIP
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------

(3)   SEC Use Only
--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         WC (SEE ITEM 3)
--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization
                                       ENCAP EQUITY 1996 LIMITED PARTNERSHIP IS
                                       A LIMITED PARTNERSHIP ORGANIZED UNDER THE
                                       LAWS OF THE STATE OF TEXAS
--------------------------------------------------------------------------------

                       (7)      Sole Voting Power                              0
      Number of        ---------------------------------------------------------
      Shares Bene-
      ficially         (8)      Shared Voting Power                11,250,000(1)
      Owned by         ---------------------------------------------------------
      Each
      Reporting        (9)      Sole Dispositive Power                         0
      Person With      ---------------------------------------------------------

                       (10)     Shared Dispositive Power           11,250,000(1)
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   11,250,000(2)
--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                    O(2)
--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
                                                                        23.7%(3)
--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             PN
--------------------------------------------------------------------------------
        (1) Voting and dispositive power is shared among EnCap LP and EnCap Investments (defined in Item 2.)

        (2) EnCap LP disclaims any beneficial ownership of EnCap Investments' or Energy PLC's (defined in Item 2) shares and only claims beneficial ownership of the above-mentioned 11,250,000 shares. Please see Item 5.

        (3) Based on 47,487,142 shares issued and outstanding as of October 30, 1998 as represented by the Issuer to the reporting persons on October 30, 1998.

CUSIP NO. G80000181445             SCHEDULE 13D

(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            ENCAP INVESTMENTS L.C.
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------

(3)   SEC Use Only
--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)
--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization
                                           ENCAP INVESTMENTS L.C. IS A LIMITED
                                           LIABILITY COMPANY ORGANIZED UNDER THE
                                           LAWS OF THE STATE OF TEXAS
--------------------------------------------------------------------------------

                       (7)      Sole Voting Power                        545,454
      Number of        ---------------------------------------------------------
      Shares Bene-
      ficially         (8)      Shared Voting Power                15,000,000(1)
      Owned by         ---------------------------------------------------------
      Each
      Reporting        (9)      Sole Dispositive Power                   545,454
      Person With      ---------------------------------------------------------

                       (10)     Shared Dispositive Power           15,000,000(1)
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person 15,545,454(2)
--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                    O(2)
--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                32.7%(3)
--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             OO
--------------------------------------------------------------------------------
         (1) Voting and dispositive power is shared among Energy PLC and EnCap Investments, and EnCap LP and EnCap Investments respectively (defined in Item 2.)
         (2) EnCap Investments disclaims any beneficial ownership of EnCap LP's or Energy PLC's (defined in Item 2) shares.

         (3) Based on 47,487,142 shares issued and outstanding as of October 30, 1998 as represented by the Issuer to the reporting persons on October 30, 1998.

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is ordinary shares, of (pound) 0.01 each (the "Ordinary Shares"), of Alliance Resources PLC, a public limited company organized under the laws of England and Wales (the "Issuer"). The address of the principal executive offices of the Issuer is Kingsbury House, 15-17 King Street, London, England.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) - (c)

      Energy Capital Investment Company PLC ("Energy PLC"), is a company organized and existing under the laws of England. Energy PLC's principal business address and office is located at c/o Aberdeen Asset Management, 1 Bow Churchyard, Cheapside, London EC4M 9HH, England. The principal business of Energy PLC is engaging in oil and gas related investments.

      EnCap Equity 1996 Limited Partnership ("EnCap LP"), is a limited partnership organized and existing under the laws of the State of Texas. EnCap LP's principal business address and office is located at 1100 Louisiana, Suite 3150, Houston, Texas 77002. The principal business of EnCap LP is making oil and gas related investments.

      EnCap Investments L.C. ("EnCap Investments"), is a limited liability company organized under the laws of the State of Texas. EnCap Investments is the general partner of EnCap LP. EnCap Investments also serves as an investment advisor to Energy PLC under an Investment Advisory Agreement dated as of February 4, 1994. EnCap Investments' principal business address and office is located at 1100 Louisiana, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments is to act as a financial consultant, investment advisor and/or finder for its clients with respect to financial and investment transactions in the oil and gas industry.

      The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of (i) each of the executive officers and directors of Energy PLC and (ii) the directors of EnCap Investments (which is the general partner of EnCap LP), are set forth below:




                                                                                  Name, Principal Business Address of
                                                                                    Organization in which Principal
      Name and                     Capacity in Which          Principal                       Occupation
   Business Address                      Serves              Occupation                      is Conducted
   ----------------                      ------              ----------                      ------------

(i)   Energy Capital Investment Company PLC.
      --------------------------------------

Peter C. Tudball C.B.E.                 Director             Non-executive             Energy Capital Investment
Casu Investments Ltd.                Energy Capital           Director of                     Company PLC
London House                           Investment               various                    c/o Aberdeen Asset
53-54 Haymarket                        Company PLC             companies                   Management, 1 Bow
London SW1Y 4RP                                                                          Churchyard, Cheapside,
                                                                                        London EC4M 9HH, England

                                                                                  Name, Principal Business Address of
                                                                                    Organization in which Principal
      Name and                     Capacity in Which          Principal                       Occupation
   Business Address                      Serves              Occupation                      is Conducted
   ----------------                      ------              ----------                      ------------

Leo G. Deschuyteneer                   Director of             Executive                       Sofina SA
38 Rue de Naples                     Energy Capital       Director of Sofina                38 Rue de Naples
B-1050                                 Investment                 SA                             B-1050
Brussels, Belgium                      Company PLC                                              Brussels

Eugene Fiedorek                        Director of             Managing                  EnCap Investments L.C.
3811 Turtle Creek Blvd.              Energy Capital            Director                 3811 Turtle Creek Blvd.,
Suite 1080                             Investment                EnCap                         Suite 1080
Dallas, TX 75219                       Company PLC         Investments L.C.               Dallas, Texas 75219

Alan B. Henderson                      Director of            Chairman of                 Ranger Oil (UK) Ltd.
Ranger House                         Energy Capital         Ranger Oil (UK)                   Ranger House
Walnut Tree Close                      Investment                Ltd.                      Walnut Tree Close
Guildford, Surrey                      Company PLC                                         Guildford, Surrey
GU1 4HS                                                                                         GU1 4HS

James F. Ladner                        Director of             Executive                  RP & C International
Gartenstrasse 10                     Energy Capital        Director of RP &                 Gartenstrasse 10
CH-8002                                Investment           C International                     CH-8002
Zurich, Switzerland                    Company PLC                                        Zurich, Switzerland

Gary R. Petersen                        Director               Managing                  EnCap Investments L.C.
1100 Louisiana                       Energy Capital            Director                      1100 Louisiana
Suite 3150                             Investment                EnCap                         Suite 3150
Houston, TX 77002                      Company PLC         Investments L.C.               Houston, Texas 77002

William W. Vanderfelt                   Director           Managing Partner                  Petercam S.A.
19 Place Sainte-Gudule               Energy Capital        of Petercam S.A.              19 Place Sainte-Gudule
B-1000                                 Investment                                                B-1000
Brussels, Belguim                      Company PLC                                         Brussels, Belguim

(ii) EnCap Investments L.C.

Gary R. Petersen                        Managing               See above                       See above
1100 Louisiana                          Director
Suite 3150                                EnCap
Houston, TX 77002                      Investments
                                          L.C.

D. Martin Phillips                      Managing               Managing                  EnCap Investments L.C.
1100 Louisiana                          Director               Director                1100 Louisiana, Suite 3150
Suite 3150                                EnCap                  EnCap                     Houston, TX 77002
Houston, TX 77002                      Investments         Investments L.C.
                                          L.C.

                                                                                  Name, Principal Business Address of
                                                                                    Organization in which Principal
      Name and                     Capacity in Which          Principal                       Occupation
   Business Address                      Serves              Occupation                      is Conducted
   ----------------                      ------              ----------                      ------------

Robert L. Zorich                        Managing               Managing                  EnCap Investments L.C.
1100 Louisiana                          Director               Director                1100 Louisiana, Suite 3150
Suite 3150                                EnCap                  EnCap                     Houston, TX 77002
Houston, TX 77002                      Investments         Investments L.C.
                                          L.C.

Eugene C. Fiedorek                      Managing               See above                       See above
3811 Turtle Creek Blvd.                 Director
Suite 1080                                EnCap
Dallas, TX 75219                       Investments
                                          L.C.

David B. Miller                         Managing               Managing                  EnCap Investments L.C.
3811 Turtle Creek Blvd.                 Director               Director                 3811 Turtle Creek Blvd.,
Suite 1080                                EnCap                  EnCap                         Suite 1080
Dallas, TX 75219                       Investments         Investments L.C.               Dallas, Texas 75219
                                          L.C.

      (d) None of Energy PLC, EnCap LP, EnCap Investments or any of the individuals identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of Energy PLC, EnCap LP, EnCap Investments or any of the individuals identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the individuals identified in this Item 2 is a citizen of the United States of America, with the exception of (i) Peter C. Tudball, C.B.E., Sir Peter G. Cazalet, Alan B. Henderson, and William W. Vanderfelt who are all citizens of the United Kingdom, (ii) Energy PLC which was formed under the laws of the United Kingdom, (iii) Leo G. Deschuyteneer who is a citizen of Belguim, and (iv) James F. Ladner who is a citizen of Switzerland.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source of funds used by Energy PLC to purchase 3,750,000 Ordinary Shares of the Issuer is the working capital of Energy PLC. No part of the purchase price will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding trading or voting the securities.

      The source of funds used by EnCap LP to purchase 11,250,000 Ordinary Shares of the Issuer is the working capital of EnCap LP. No part of the purchase price will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding trading or voting the securities.

      The 545,454 Ordinary Shares of the Issuer acquired by EnCap Investments (the "EnCap Investments Shares") were paid by the Issuer to EnCap Investments as a placement fee in conjunction with a purchase agreement, dated as of October 30, 1998, between the Issuer and EnCap LP and Energy PLC (the "Purchase Agreement"). No part of the purchase price will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding trading or voting the securities.

      Energy PLC, EnCap LP and EnCap Investments obtained beneficial ownership of the Ordinary Shares pursuant to the Purchase Agreement. Pursuant to the Purchase Agreement, EnCap LP acquired $7,312,500 principal amount of the Issuer's 10% Subordinated Notes (the "Notes") and 11,250,000 Ordinary Shares for a purchase price of $7,500,000 and (ii) Energy PLC acquired $2,437,500 principal amount of the Notes and 3,725,000 Ordinary Shares for a purchase price of $2,500,000. Pursuant to the Purchase Agreement, the aggregate purchase price was allocated $250,000 to the Ordinary Shares and $9,750,000 to the Notes. Pursuant to the Purchase Agreement, the Issuer paid EnCap Investments a placement fee of 545,454 Ordinary Shares.

ITEM 4.     PURPOSE OF TRANSACTION.

      Energy PLC, EnCap LP and EnCap Investments acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions and other factors that each may deem significant to investment decisions, Energy PLC and EnCap LP may directly and EnCap Investments may directly or indirectly purchase additional Ordinary Shares in the open market or in private transactions or may dispose of all or a portion of the Ordinary Shares that either of them may hereafter acquire.

      Pursuant to the Purchase Agreement, Energy PLC and EnCap LP together have the right to designate one member of the board of directors of the Issuer.

      Except as otherwise set forth above, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) Energy PLC. Energy PLC is the beneficial owner of 3,750,000 Ordinary Shares. Based on the 47,487,142 Ordinary Shares outstanding, as represented by the Issuer to the reporting persons on October 30, 1998, Energy PLC is the beneficial owner of approximately 7.9% of the outstanding Ordinary Shares.

           EnCap LP. EnCap LP is the beneficial owner of 11,250,000 Ordinary Shares. Based on the 47,487,142 Ordinary Shares outstanding, represented by the Issuer to the reporting persons on October 30, 1998, EnCap LP is the beneficial owner of approximately 23.7% of the outstanding Ordinary Shares.

           EnCap Investments. EnCap Investments, as the sole general partner of EnCap LP and as an investment advisor of Energy PLC, is the beneficial owner of 15,000,000 Ordinary Shares. EnCap Investments also owns 545,454 Ordinary Shares directly, giving EnCap Investments a combined beneficial ownership of 15,545,454 Ordinary Shares. Based on the 47,487,142 Ordinary Shares outstanding, represented by the Issuer to the reporting persons on October 30, 1998, EnCap Investments is the beneficial owner of approximately 32.7% of the outstanding Ordinary Shares.

           Executive Officers and Directors. Except as otherwise described herein, to the knowledge of each of the filing persons, none of the executive officers and directors of Energy PLC or the managing directors of EnCap Investments named in Item 2 is the beneficial owner of any Ordinary Shares.

      (b)  Energy PLC. Pursuant to the Investment Agreement (as defined in Item
6), Energy PLC shares the power to vote or direct the vote and to dispose or direct the disposition of 3,750,000 Ordinary Shares with EnCap Investments.

           EnCap LP. Through its general partner, EnCap LP shares the power to vote or direct the vote and to dispose or direct the disposition of 11,250,000 Ordinary Shares with EnCap Investments, its general partner.

           EnCap Investments. EnCap Investments shares the power to vote and direct the vote or to dispose or direct the disposition of 15,000,000 Ordinary Shares with each of Energy PLC by virtue of the Investment Agreement (as defined in Item 6) and EnCap LP as its general partner. EnCap Investments disclaims beneficial ownership of any Ordinary Shares owned by either EnCap LP or Energy PLC.

           Executive Officers and Directors. No executive officer or director of Energy PLC or managing director of EnCap Investments has the power to vote or direct the vote or dispose or direct the disposition of any Ordinary Shares.

      (c) Except as otherwise described herein or in any Exhibit filed herewith and to the knowledge of each of the filing persons, none of the persons named in response to paragraph (a) above has effected any transaction in the Ordinary Shares during the past 60 days.

      (d) No person other than Energy PLC, EnCap LP and EnCap Investments has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares deemed to be beneficially owned by them.

      (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the Ordinary Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Except as set forth in Items 5 and 6 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the Ordinary Shares deemed to be beneficially owned by Energy PLC, EnCap LP and EnCap Investments.

      Energy PLC, EnCap LP, EnCap Investments and the Issuer entered into a Registration Rights Agreement dated October 30, 1998 (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to use its best efforts to effect a registration statement with the Securities and Exchange Commission covering the Registrable Securities, as defined by the Registration Rights Agreement, upon request of Energy PLC, EnCap LP or EnCap Investments (a "Demand Request"), up to a maximum of two such Demand Requests. The Issuer also agreed to register any Registrable Securities in conjunction with any registration of its securities, subject to certain restrictions, upon request (a "Piggyback Registration").

      EnCap Investments, as the general partner of EnCap LP, is a party to the Agreement of Limited Partnership of EnCap LP, and is a party to that certain Investment Advisory Agreement dated February 4, 1994, between EnCap Investments and Energy PLC (the "Investment Agreement") whereby EnCap Investments acts as an investment advisor to Energy PLC.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1     -  Joint Filing Agreement dated November 9, 1998, between Energy
                 PLC, EnCap LP and EnCap Investments.

Exhibit 4.1   -  Purchase Agreement dated October 30, 1998, between Alliance
                 Resources PLC, EnCap Equity 1996 Limited Partnership and Energy Capital Investment Company PLC.

Exhibit 4.2   -  Registration Rights Agreement dated October 30, 1998, between
                 Alliance Resources PLC, EnCap Equity 19967 Limited Partnership, Energy Capital Investment Company PLC and EnCap Investments L.C.

Exhibit 4.3   -  Investment Advisory Agreement dated February 4, 1994.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 9, 1998               ENERGY CAPITAL INVESTMENT COMPANY PLC



                                     By: /s/ Gary R. Petersen
                                        -------------------------------------
                                        Gary R. Petersen
                                        Director



Date: November 9, 1998               ENCAP EQUITY 1996 LIMITED PARTNERSHIP

                                     By: EnCap Investments L.C., General Partner



                                     /s/ Robert L. Zorich
                                     ------------------------------------------
                                        Robert L. Zorich
                                        Managing Director



Date: November 9, 1998               ENCAP INVESTMENTS L.C.



                                     /s/ Robert L. Zorich
                                     ------------------------------------------
                                        Robert L. Zorich
                                        Managing Director

                                 EXHIBIT INDEX



Exhibit
Number                                                           Description
-------                                                          -----------
Exhibit 1     -  Joint Filing Agreement dated November 9, 1998, between Energy PLC, EnCap LP and EnCap Investments.

Exhibit 4.1   -  Purchase Agreement dated October 30, 1998, between Alliance Resources PLC, EnCap Equity 1996 Limited Partnership
                 and Energy Capital Investment Company PLC.

Exhibit 4.2   -  Registration Rights Agreement dated October 30, 1998, between Alliance Resources PLC, EnCap Equity 19967 Limited
                 Partnership, Energy Capital Investment Company PLC and EnCap Investments L.C.

Exhibit 4.3   -  Investment Advisory Agreement dated February 4, 1994.